21001563

ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66206

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FMI Capital Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

210 University Blvd., Suite 800
(No. and Street)

Denver	CO	80206
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tim Huckaby, 303-398-7265
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes Goodman LLP
(Name – *if individual, state last, first, middle name*)

2501 Blue Ridge Rd, Suite 500	Raleigh	NC	27607
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Tim Huckaby, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FMI Capital Advisors, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TIFFANY A. WAGGENER
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20204023276
MY COMMISSION EXPIRES 07/07/2024

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DHG

Report of Independent Registered Public Accounting Firm

Board of Directors
FMI Capital Advisors, Inc.

Opinion on the Financial Statements
We have audited the statement of financial condition of FMI Capital Advisors, Inc. (the "Company"), a wholly owned subsidiary of FMI Corporation, as of December 31, 2020, the related statements of operations, stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the " financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental information
Schedule 1, Computation of Aggregate Indebtedness and Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, and Schedule 2, Statement Regarding SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental

information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2013.

Dixon Hughes Goodman LLP

Raleigh, NC
February 15, 2021

FMI CAPITAL ADVISORS, INC.
Statement of Financial Condition
December 31, 2020

Assets:		
Cash and cash equivalents	$ 11,476,625	
Accounts receivable, less allowance for doubtful accounts of $46,411	162,090	
Other assets	12,341	
Total assets		$ 11,651,056
Liabilities:		
Accounts payable	$ 128,996	
Accrued compensation	5,595,760	
Due to related party	646,462	
Deferred revenue	1,526,150	
Total liabilities		7,897,368
Stockholder's equity:		
Common stock, 0.001 par value; 1,000 shares authorized, 275 shares issued and outstanding	1	
Additional paid-in capital	177,248	
Retained earnings	3,576,439	
Total stockholder's equity		3,753,688
Total liabilities and stockholder's equity		$ 11,651,056

See notes to financial statements.

FMI CAPITAL ADVISORS, INC.
Statement of Operations
For the Year Ended December 31, 2020

Revenues from contracts with customers		$ 18,783,069
Operating expenses:		
Salaries, compensation and benefits	13,833,166	
General and administrative	3,292,927	
Sales and travel	592,585	
Total operating expenses		17,718,678
Operating income		1,064,391
Other income		2,624
Net income		$ 1,067,015

See notes to financial statements.

FMI CAPITAL ADVISORS, INC.
Statement of Stockholder's Equity
For the Year Ended December 31, 2020

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Amount			
Balance, December 31, 2019	275	$ 1	$ 177,248	$ 4,509,424	$ 4,686,673
Distribution to Parent				(2,000,000)	(2,000,000)
Net income				1,067,015	1,067,015
Balance, December 31, 2020	275	$ 1	$ 177,248	$ 3,576,439	$ 3,753,688

See notes to financial statements.

FMI CAPITAL ADVISORS, INC.
Statement of Cash Flows
For the Year Ended December 31, 2020

Cash flows from operating activities		
Net income		$ 1,067,015
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities		
Accounts receivable	20,700	
Accrued compensation	5,020,474	
Accounts payable	128,326	
Deferred revenue	76,250	
Due from related party	340,491	
Due to related party	646,462	
Other assets	(6,841)	
Total adjustments		6,225,862
Net cash provided by operating activities		7,292,877
Cash flows from financing activities		
Distribution to Parent	(2,000,000)	
Total adjustments		(2,000,000)
Net cash used by financing activities		(2,000,000)
Net increase in cash and cash equivalents		5,292,877
Cash and cash equivalents as of beginning of year		6,183,748
Cash and cash equivalents as of end of year		$ 11,476,625

See notes to financial statements.

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FMI Capital Advisors, Inc. ("the Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides investment banking services to the engineering and construction, infrastructure, and the built environment. These services include: mergers and acquisitions, business valuations, due diligence, divestitures, management buyouts, recapitalizations, and capital placement services. The Company does not maintain custody of client funds or engage in firm trading, brokerage activities or securities trading. The Company is a wholly owned subsidiary of FMI Corporation ("Parent"), a North Carolina Subchapter S Corporation which provides management consulting, training, and investment banking services to the engineering and construction, infrastructure, and the built environment.

The following is a summary of the more important accounting principles and policies followed by the Company:

Basis of presentation

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The more significant of these policies used in preparing the Company's financial statements are described in this summary.

Revenue from contracts with customers

The Company derives its revenues from providing investment banking services to its customers. Revenues are recognized when control of this service is transferred to its customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for the service.

Disaggregation of revenue from contracts with customers – The Company has determined that all performance obligations are satisfied at a point in time. Revenue from contracts with customers can be disaggregated into engagement fees, success fees, and billable expenses.

Engagement fees are up-front payment(s) due from a customer upon execution of an agreement, or sometime thereafter. Engagement fees are recognized as revenue when the Company's performance obligation has been satisfied, generally the completion of a transaction or the expiration of the contractual term. For the year ended December 31, 2020, revenue from engagement fees was $1,900,800.

Success fees are payment(s) due from a customer based upon the consummation of an underlying transaction. Success fees may be payable at the time of transaction closing, or sometime thereafter. Success fees are recognized as revenue when the Company's performance obligation has been satisfied, and consideration amounts are knowable and not subject to significant reversal. For the year ended December 31, 2020, revenue from success fees was $16,671,913.

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Billable expenses are charges to customers for certain travel and other expenses incurred in accordance with the terms of its contracts. The Company records these reimbursements as revenue in the period in which the cost is incurred. For the year ended December 31, 2020, included in revenue is $210,356 of billable expenses. The Company includes the costs incurred for these billable expenses as a component of sales and travel expense. For the year ended December 31, 2020, the cost incurred and included in sales and travel expense approximated the related revenues.

Variable consideration – The nature of the Company's business gives rise to variable consideration, including success fees based on future contingent events. Variable consideration is included in the transaction price to the extent it is probable that it a significant reversal of revenue will not occur when the uncertainty associated with the variable consideration is resolved.

Unearned revenue – Unearned revenue consists of billings to customers for engagement fees in excess of the related revenue recognized. As of December 31, 2020, unearned revenue was $1,526,150. The Company expects to recognize this balance as revenue as of the earlier of the expiration of the contractual term or consummation of a transaction. Revenue recognized during the year ended December 31, 2020 that was included in the deferred revenue balance as of December 31, 2019 was $1,399,900.

Accounts receivable

The Company carries its accounts receivable net of an allowance for doubtful accounts. Accounts receivable balances are evaluated on a regular basis, and allowances are provided for potentially uncollectible customer accounts based on management estimates. Allowance adjustments are charged to bad debt expense in the period in which the related facts causing adjustment become known. As of December 31, 2020, management recorded an allowance for doubtful accounts of $46,411. Generally, the Company requires no collateral from its customers and does not assess finance charges on delinquent accounts.

Advertising

The Company expenses all advertising costs as incurred. Advertising costs were $154,540 for the year ended December 31, 2020.

Other income

The Company may derive income from sources not considered to be related to its core business. The Company records this income as other income. For the year ended December 31, 2020, the Company recorded $2,624 of investment earnings on excess bank balances as other income.

Income taxes

The Company has elected under the Internal Revenue Code ("IRC") to be taxed as a qualified

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Subchapter S Subsidiary ("Qsub") of the Parent. Under the Qsub election, the Company is disregarded for United States tax purposes and therefore, all income or loss flows through to the Parent's S-corporation tax return. In lieu of corporate income taxes, the stockholders of an S-corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been made.

The Company recognizes the tax effect from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authority, based on the technical merits of the position.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 15, 2021, the date the financial statements were issued.

On March 11, 2020 the World Health Organization declared the novel coronavirus (COVID-19) outbreak a global pandemic. Subsequent to February 15, 2021, the date the financial statements were available to be issued, the virus was still spreading worldwide. Federal, state and local governments may continue to mandate various restrictions, including travel restrictions, which may have a negative impact on the Company's operations. No adjustments have been reflected in the financial statements as of and for the year ended December 31, 2020 for the potential impacts of COVID-19.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company is a wholly-owned subsidiary of the Parent, which provides management consulting, training, and investment banking services to the engineering and construction, infrastructure, and the built environment.

The Company and the Parent have entered into a Financing, Expense Sharing and Accounting Agreement ("Agreement"). In accordance with the terms of the Agreement, the Parent charges the Company a portion of the general and administrative expenses incurred by the Parent. These expenses include: (a) corporate management and administrative salaries, wages and benefits; (b) corporate director fees; (c) shared facilities costs; (d) corporate marketing, communications, and

NOTE 2 - RELATED PARTY TRANSACTIONS (continued)

database maintenance; (e) information technology costs; (f) general liability and other insurance costs; (g) general company training, recruiting, relocation, and certain other travel and entertainment expenses; (h) company legal, accounting, and consulting fees; and (i) other miscellaneous corporate general and administrative expenses. For the year ended December 31, 2020, included in general and administrative expenses was $2,092,221 of allocated costs charged to the Company under this Agreement.

Certain employees of the Company provide services to the Parent or other divisions within the

Parent. In addition, certain employees of the Parent provide services to the Company. For the year ended December 31, 2020, the net amount of salary and benefits charged to the Parent by the Company was $208,038.

NOTE 3 - CONCENTRATION OF CREDIT RISK

The Company's business activity is exclusively with customers in the industries described in Note 1 to the financial statements. This industry concentration of customers sets up a concentration of credit risk with respect to trade receivables. Customer account balances are evaluated on a regular basis, and generally no collateral is required. Losses pertaining to those credit risks, in the aggregate have not exceeded management's expectations.

The Company maintains its cash in bank deposits which, at times, may exceed federally-insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

NOTE 4 - MAJOR CUSTOMERS

Six customers accounted for approximately 52% of total revenue for the year ended December 31, 2020. Seven customers accounted for approximately 71% of accounts receivable as of December 31, 2020.

NOTE 5 - EMPLOYEE BENEFIT PLAN

The Company's employees are eligible to participate in the 401(k) retirement savings plan (the "Plan") of the Parent. After one year of employment with the Company, each participant is eligible to receive an employer contribution of 5% of compensation each year. Collectively, the Parent and Company also reserve the right to make an additional discretionary contribution to the participants of the Plan each year. For the year ended December 31, 2020, an additional discretionary 5% of compensation to each participant was contributed. The total employer contributions and plan expense paid by the Company for the year ended December 31, 2020 was $506,746 and $136,077 was included in accrued compensation at December 31, 2020.

NOTE 6 - COMMITMENTS

The leases for office space used by the Company are between the applicable landlord and the Parent. The Company is not a guarantor on any lease obligations or other obligations of the Parent. The Company is charged for usage of the office space through the Agreement with the Parent.

NOTE 7 - SUBORDINATED LIABILITIES

The Company had no existing subordinated liabilities during 2020 as described in Appendix D to the SEC Uniform Net Capital Rule (Rule 15c3-1). Therefore, the "Statement of Changes in Liabilities Subordinated to Claims of General Creditors" is not required.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital. The Rule requires that the Company have a minimum net capital of $526,491 at December 31, 2020, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2020, the Company had net capital, as defined, of $3,735,602, which was $3,209,111 in excess of the required net capital, and its ratio of aggregate indebtedness to net capital was 2.1141 to 1.

SUPPLEMENTAL INFORMATION

FMI CAPITAL ADVISORS, INC. **Schedule 1**

Computation of Aggregate Indebtedness and Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2020

Aggregate indebtedness	
Items included in statement of financial condition	
Accounts payable, deferred revenue, accrued compensation and due to related party	$ 7,897,368
Net Capital	
Total stockholder's equity from statement of financial condition	$ 3,753,688
Less:	
Non-allowable assets	18,086
Net capital	$ 3,735,602
Computation of Basic Net Capital Requirement	
Minimum net capital required (the greater of $5,000 or $6^{2/3}$ % of aggregate indebtedness)	$ 526,491
Minimum dollar requirement	$ 5,000
Net capital requirement	$ 526,491
Excess net capital	$ 3,209,111
Percentage of aggregate indebtedness to net capital	211.41 %

Note: The above computations do not differ materially from the Company's computations, as shown in its FOCUS Report Form X-17A-5 Part II-A, dated December 31, 2020

Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the SEC:

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the SEC:

The Company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to the private placement of securities and capital formation, transaction and advisory services including investment banking activities and mergers and acquisition (M&A) consulting.

FMI

FMI Capital Advisors, Inc. Exemption Report

FMI Capital Advisors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.1 7a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240. 1 7a-5(d)(1) and (4). To the best of its knowledge and belief the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to (1) the private placement of securities; (2) capital formation, transaction and advisory services including investment banking activities and mergers & acquisition (M&A) consulting; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

FMI Capital Advisors, Inc.

I, Tim Huckaby, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct:

By: Tim Huckaby

Title: President

February 15, 2021

DHG

Report of Independent Registered Public Accounting Firm

Board of Directors
FMI Capital Advisors, Inc.
Raleigh, North Carolina

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) FMI Capital Advisors, Inc. stated it does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 (2) FMI Capital Advisors, Inc. stated that FMI Capital Advisors, Inc. filed the exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the company limits its business activities exclusively to those described in its exemption report, and (3) FMI Capital Advisors, Inc. stated it did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company), did not carry accounts of or for customers, and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. FMI Capital Advisors, Inc.'s management is responsible for compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about FMI Capital Advisors, Inc.'s compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

DHG

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's reliance on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 under the Securities Exchange Act of 1934.

Dixon Hughes Goodman LLP

Raleigh, NC
February 15, 2021

DHG

Report of Independent Registered Public Accounting Firm on Applying Agreed Upon Procedures

Board of Directors
FMI Capital Advisors, Inc.
Raleigh, North Carolina

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by FMI Capital Advisors, Inc. and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of FMI Capital Advisors, Inc. (the "Company") for the year ended December 31, 2020, solely to assist you and SIPC in evaluating FMI Capital Advisors, Inc. compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2020 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7.

DHG

Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Dixon Hughes Goodman LLP

Raleigh, NC
February 15, 2021

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended **12/31/2020**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

15*36*******2454*********************MIXED AADC 220
66206 FINRA DEC
FMI CAPITAL ADVISORS INC
210 UNIVERSITY BLVD STE 800
DENVER, CO 80206-4658

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

John Steinegger 303-398-7210

2. A.	General Assessment (item 2e from page 2)	$ 28,174
B.	Less payment made with SIPC-6 filed (**exclude interest**) July 29, 2020 Date Paid	(14,193)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	13,981
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 13,981

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☑ **ACH** ☐
Total (must be same as F above) $ 13,981

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FMI Capital Advisors, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Compliance Officer
(Title)

Dated the 28 day of January, 20 21.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2020**
and ending **12/31/2020**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 18,783,068
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	

____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 18,783,068
2e. General Assessment @ .0015	$ 28,174

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